

Mail Stop 3233

February 5, 2018

<u>Via E-Mail</u>
Brian Dally
President, Chief Executive Officer and Director
Groundfloor Finance Inc.
75 Fifth Street, NW, Suite 2170
Atlanta, GA 30308

   Re: Groundfloor Finance Inc.
     Amendment No. 3 to
     Offering Statement on Form 1-A
     Filed January 22, 2018
     File No. 024-10758

Dear Mr. Dally:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2018 letter.

Offering Circular Summary

Groundfloor Platform, page 4

1. Please expand your description of the monthly credit program to clarify if you intend to refund any commissions or fees you charge to a particular investor that purchases $2,500 in Groundfloor Common Stock. Please also revise to clarify the nature of commissions and fees you will charge in connection with this offering.

2. We note your disclosure regarding the bonus share program. Please revise to include the bonus shares in the total shares issuable pursuant to this offering statement. Please refer to note (a) to Securities Act Rule 251(a) for purposes of computing the aggregate offering price. Note that in this context, the value of the bonus shares will equal your $10 per share offering price.

3. In order to receive 250 bonus shares it appears an investor must have provided an indication of interest prior to November 17, 2017. Please update to quantify the total number of bonus shares you may issue, based on indications of interest received.

Dilution, page 23

4. We note your response to comment 2 of our letter and your revised disclosure on page 23. Please explain to us why you have used historical net tangible book value as of 12/31/16 and not 6/30/17 for purposes of calculating dilution. In addition, we further note that in the table comparing the offering price of the Groundfloor common stock to the effective cash cost to officers, directors, promotors and affiliates, you have included the assumption that 34,667 shares are held by existing stockholders, assuming the conversion of all issued preferred shares, conversion of all convertible debt securities, vesting of all issued and outstanding common stock grants, and exercise of all outstanding warrants. This number does not appear consistent with your disclosure elsewhere. For example, we note your disclosure on page 7 indicating that you currently have 1,136,406 shares of common stock outstanding, and your disclosure in the dilution table on page 23 that you have 2,978,565 shares issued and outstanding pre-offering assuming full conversion. Additionally, we note your disclosure on page 52 indicating that there are 568,796 shares of Series Seed Preferred Stock outstanding on January 18, 2018 and 747,373 shares of Series A Preferred Stock outstanding on January 18, 2018. Please update this table to include all shares acquired by your officers, directors, promoters and affiliated persons in a transaction during the past year, or that they have a right to acquire.

Compensation of Directors and Executive Officers, page 50

5. We note your disclosure on pages 50 and 51 that the initial term of the executive employment agreements with Messrs. Dally and Bhargava extends to December 31, 2017 "and will automatically renew on a year-to-year basis thereafter unless otherwise terminated as provided therein." Please update this disclosure to reflect the current status of those agreements.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Nick Bhargava